Exhibit 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

MEDICURE REPORTS FINANCIAL RESULTS FOR FISCAL 2012

WINNIPEG, CANADA – (September 19, 2012) Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJ.PK), a specialty pharmaceutical company, today reported its results from operations for the fiscal year ended May 31, 2012.

2012 Highlights:

•	Recorded $4.8 million of revenue during the year ended May 31, 2012 compared to $3.6 million for the previous fiscal year;
•	Net revenue from the sale of AGGRASTAT® finished product decreased compared to the previous fiscal year to $2.9 million from $3.6 million;
•
Net income for the year ended May 31, 2012 was $23.3 million, compared to a net loss of $1.6 million for the previous fiscal year.  The net income in the current fiscal year primarily relates to a $23.9 million non-cash gain relating to the settlement of the Company’s long-term debt.

Financial Results
Revenues for the year ended May 31, 2012 totalled $4.8 million compared to $3.6 million for the year ended May 31, 2011.  Net revenue from the sale of AGGRASTAT finished product for the three months ended May 31, 2012 was $371,000 compared to $774,000 for the same quarter last year.   Net revenue from the sale of finished AGGRASTAT product for the year ended May 31, 2012 decreased by $0.7 million or 21% to $2.9 million from $3.6 million for the previous fiscal year.  The decrease in revenues compared to the previous fiscal periods corresponds with an overall decline in use of injectable antiplatelet drugs.  It is also attributable to increases in discounts to new customers and fluctuations in foreign exchange rates.

Net loss for the quarter was $1.0 million or $0.01 per share, compared to a net loss of $1.9 million or $0.01 per share in the fourth quarter a year ago.  Net income for the year ended May 31, 2012 was $23.4 million or $0.13 per share, compared to a net loss of $1.6 million or $0.01 per share for the previous fiscal year, primarily due to a $23.9 million non-cash gain relating to the settlement of the Company’s long-term debt in the first quarter of fiscal 2012.

At May 31, 2012, the Company had cash totalling $1,124,345 compared to $750,184 as of May 31, 2011.  Cash flows from operating activities for the year ended May 31, 2012 were $417,289, compared to $430,270 for the year ended May 31, 2011.

Product Developments
The ongoing focus of the Company and its primary asset of interest is AGGRASTAT.  In parallel with its ongoing commitment to support and grow sales of the product, the Company is developing and implementing a new regulatory, brand and life cycle management strategy for AGGRASTAT.  The objective of this strategy is to expand AGGRASTAT’s share of the US$330 million (US sales, 2012) glycoprotein IIb/IIIa (GP IIb/IIIa) inhibitor market and to advance a contemporary treatment approach that has potential to increase the number of patients for whom this treatment can be considered.  GP llb/lla inhibitors are injectable antiplatelet drugs used to treat acute coronary syndromes and related conditions.

On May 10, 2012, the Company announced the commencement of enrollment in SAVI-PCI (“Shortened Aggrastat Versus Integrilin in Percutaneous Coronary Intervention” ) a prospective, multicenter, randomized clinical trial that is a part of the Company’s overall product strategy for AGGRASTAT.

The SAVI-PCI study will enroll approximately 600 patients undergoing percutaneous coronary intervention (PCI) at sites across the United States.  The study is designed to evaluate whether patients receiving the investigational, HDB regimen of AGGRASTAT (25 mcg/kg bolus over 3 minutes) followed by a shortened, 1 to 2 hour infusion of 0.15 mcg/kg/min will have outcomes that are similar, or “non-inferior,” to patients receiving a 12 to 18 hour infusion of Integrilin® (eptifibatide) (Merck & Co., Inc.) at its FDA approved dosing regimen. The primary objective of SAVI-PCI is to demonstrate AGGRASTAT is non-inferior to Integrilin with respect to the composite endpoint of death, PCI-related myocardial infarction, urgent target vessel revascularization, or major bleeding within 48 hours following PCI or hospital discharge. The secondary objectives of this study include the assessment of safety as measured by the incidence of major bleeding.

The Company also maintains a modest investment in other research and development activities, including the ongoing Phase II clinical trial of TARDOXALTM for the treatment of Tardive Dyskinesia.

The Company's ability to continue in operation for the foreseeable future remains dependent upon the effective execution of its business development and strategic plans.

About Financial Statements and Transition to IFRS
In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that the use of International Financial Reporting Standards (IFRS) would be required for Canadian publicly accountable enterprises for interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011. The Company implemented these standards on June 1, 2011. The consolidated financial statements for the year ended May 31, 2012 are prepared under IFRS.  Further information on this transition, comparisons to previous financial statements and the preparation of the financial statements are described in the notes of the consolidated financial statements.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

About AGGRASTAT
AGGRASTAT (tirofiban HCl), in combination with heparin, is indicated for the treatment of acute coronary syndrome, including patients who are to be managed medically and those undergoing PTCA or atherectomy. In this setting, AGGRASTAT has been shown to decrease the rate of a combined endpoint of death, new myocardial infarction or refractory ischemia/repeat cardiac procedure. AGGRASTAT has been studied in a setting that included aspirin and heparin.

Bleeding is the most common complication encountered during therapy with AGGRASTAT. Administration of AGGRASTAT is associated with an increase in bleeding events classified as both major and minor bleeding events by criteria developed by the Thrombolysis in Myocardial Infarction Study group (TIMI). Most major bleeding associated with AGGRASTAT occurs at the arterial access site for cardiac catheterization. Fatal bleedings have been reported. AGGRASTAT should be used with caution in patients with platelet count less than 150,000/mm3, in patients with hemorrhagic retinopathy, and in chronic hemodialysis patients. Because AGGRASTAT inhibits platelet aggregation, caution should be employed when it is used with other drugs that affect hemostasis. The safety of AGGRASTAT when used in combination with thrombolytic agents has not been established. During therapy with AGGRASTAT, patients should be monitored for potential bleeding. When bleeding cannot be controlled with pressure, infusion of AGGRASTAT and heparin should be discontinued.

AGGRASTAT is a parenteral non-peptide, reversible GP IIb/IIIa receptor antagonist that is marketed in the United States by Medicure Pharma, Inc.  Please see the AGGRASTAT Prescribing Information for approved indications, dosage regimens and safety related information. The AGGRASTAT dosing regimen and the treatment setting studied in the SAVI-PCI study have not been approved by the FDA.

About Medicure Inc.
Medicure is a specialty pharmaceutical company focused on the development and commercialization of novel small molecule therapeutics.  The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for acute coronary syndromes in the United States, where it is sold through the Company’s US subsidiary, Medicure Pharma, Inc.  For more information on Medicure please visit www.medicure.com.

For more information, please contact:

Dawson Reimer
President & COO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure’s e-mail list, please visit:
http://medicure.com/news.html

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. Forward Looking Information Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words “believes”, “may”, “plans”, “will”, “estimates”, “continues”, “anticipates”, “intends”, “expects” and similar expressions, may constitute “forward-looking information” within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as “forward-looking statements”). Forward-looking statements are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company’s revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company’s research and development projects; the availability of financing for the Company’s commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company’s other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the “Risk Factors” section of its Form 20F for the year ended May 31, 2012.